MACHINETALKER, INC.
                              513 DE LA VINA STREET
                         SANTA BARBARA, CALIFORNIA 93101
                            TELEPHONE: (805) 957-1680
                            FACSIMILE: (805) 957-1740

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                                November 10, 2009


VIA FACSIMILE & EDGAR
---------------------
(703) 813-6986

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Larry Spirgel

         RE:      Machinetalker, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2008 filed July 15, 2009 Form 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009 filed September 10, 2009 and September 24, 2009
                  File No. 000-49805
                  --------------------------------------------------------------

Dear Mr. Spirgel:

         In connection with responding to your letter to us dated October 27, 2009, we (the "Company") acknowledge the following:

         1. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission ("SEC").

         2. We acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company's filings.

         3. We acknowledge that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any additional correspondence that you may have to the undersigned.


                               Very truly yours,


                               /s/ Roland Bryan

                               Roland Bryan, Chief Executive Officer of
                               MachineTalker, Inc.